

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Cam McMartin
Chief Financial Officer
Sailpoint Technologies Holdings, Inc.
11120 Four Points Drive, Building 1, Suite 100
Austin, TX 78726

      Re: Sailpoint Technologies Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 18, 2019
          Form 8-K Furnished on March 5, 2019
          File No. 001-38297

Dear Mr. McMartin:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Information Technologies
                              and Services